

June 6, 2006

via U.S. mail and facsimile

Mr. Ian J. McCarthy
President and Chief Executive Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

>   **RE: Beazer Homes USA, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2005**
>   **Forms 10-Q for the Fiscal Quarter Ended March 31, 2006 and**
>   **December 31, 2005**
>   **File No. 1-12822**

Dear Mr. McCarthy:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

        If you have any questions regarding these comments, please direct them to
Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, to the
undersigned at (202) 551-3769.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief